CONSENT OF QUALIFIED PERSON

TO:	The Toronto Stock Exchange
NYSE MKT LLC
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

AND TO:	Platinum Group Metals Ltd.

Re:          Platinum Group Metals Ltd. (the “Company”) – Consent of Qualified Person

1.             I, Kenneth Graham Lomberg, consent to the public filing of the technical report titled “Amended and Combined Technical Report, Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)”, and dated effective December 9, 2013 (the “Technical Report”).

2.             I also consent to any extracts from, or a summary of, the Technical Report in the annual information form of the Company dated November 26, 2013 (the “AIF”) and the material change reports of the Company dated November 26, 2013 and December 9, 2013 (together, the “Material Change Reports”) and any publication or use by the Company for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

3.             I certify that I have read the AIF and the Material Change Reports that the Technical Report supports being filed by the Company and that the AIF and Material Change Reports fairly and accurately represents the information in the Technical Report.

Dated this 12th day of December, 2013.

[Signed]
________________________________________
Kenneth Graham Lomberg,
B.Sc Hons (Geology), B.Com, M.Eng., Pr.Sci.Nat

Coffey Mining (SA) Pty Ltd (2006/030152/07), VAT Number (415 023 9327)
Block D, Somerset Office Estate, 604 Kudu Street, Allen’s Nek 1737, Roodepoort, South Africa
Postnet Suite 160, Private Bag X09, Weltevreden Park 1715, South Africa
T (+27) (11) 679 3331 F (+27) (11) 679 3272 www.coffey.com